EXHIBIT 99.8

Press Release

Total Reinforces its Commitment to Develop Singapore

Into a Major LNG Maritime Hub for Asia

Paris, March 15, 2021 – The Maritime and Port Authority of Singapore (MPA) has awarded a third Liquefied Natural Gas (LNG) bunker supplier license to Total’s subsidiary in charge of worldwide bunkering activities, Total Marine Fuels Private Limited, for a five-year term starting January 1st, 2022.

This achievement follows a 10-year agreement signed by Total back in 2019, to develop an LNG bunker supply chain in the port of Singapore. It reaffirms the Company’s commitment to contribute to the country’s ambition in becoming a key LNG bunkering hub for Asia. It also underscores Total’s confidence in the role of natural gas for the global maritime industry’s energy transition and in its potential to further reduce carbon emissions from ships, through the development and future introduction of carbon-neutral bioLNG.

“We are proud to be awarded by the Maritime and Port Authority of Singapore the licence to supply LNG. Singapore, as the world’s largest conventional bunkering hub with a market share of 20 percent, is well positioned to become a major hub for LNG as a marine fuel,” underlined Alexis Vovk, President, Marketing & Services at Total. “Asia’s demand for LNG bunkering is growing and the contribution of Singapore is of essence for the development of a global LNG bunkering market. Moving forward, Total will continue to step up investments to bring greater value of our integrated natural gas supply chain to customers serving this important region, ultimately contributing to our target of serving more than 10% of the global LNG bunker market.”

Total has actively invested in LNG infrastructure, critical to support its shipping customers’ uptake of LNG as a marine fuel. Since November 2020, Total has been operating the world’s largest LNG bunker vessel, the “Gas Agility”, at the Port of Rotterdam. By 2022, the Company will launch another newly built LNG bunker vessel in Marseille (France), while serving the port of Singapore through a third one. As part of its strategy to reduce greenhouse gases emissions in maritime transportation, Total has in parallel chartered two VLCCs (Very Large Crude Carriers) and four Aframax-type vessels, all equipped with LNG propulsion, which will be delivered in 2022 and 2023 respectively.

Total’s active efforts to develop LNG bunkering for maritime transport are in line with the Company’s climate ambition to get to net-zero emissions by 2050, together with society. Furthermore, it embodies Total’s broader marketing strategy towards the industries it serves, focusing on solutions to reduce the carbon intensity of the energy products used by its customers worldwide.

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Total, Second Largest Private Global LNG Player

Total is the world's second largest privately owned LNG player, with a global portfolio of nearly 50 Mtpa by 2025 and a global market share of around 10%. The Group benefits from strong and diversified positions throughout the LNG value chain: gas production and liquefaction, LNG transportation and trading, and contribution to the development of the LNG industry for maritime transport. Through its interests in liquefaction plants in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia and Angola, the Company markets LNG on all world markets

About Total in Singapore

Total has established operations in Singapore for almost 40 years, with activities ranging from regional headquarters, manufacturing, and research & development and employing close to 600 staff. Business functions in Singapore include Exploration & Production; Gas, Renewables & Power (Total Eren, Total Solar); Marketing & Services (including Total's largest lubricants blending plant in Tuas, and the global headquarters of Total Marine Fuels Global Solutions); Trading & Shipping; Batteries (Saft); and smart solutions for automotive and aviation (Hutchinson).

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.